UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ONVIA, INC.

(Name of Subject Company)

ONVIA, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68338T403

(CUSIP Number of Class of Securities)

Cameron Way

Chief Financial Officer and Senior Vice President

Onvia, Inc.

509 Olive Way, Suite 400.

Seattle, Washington 98004

(206) 282-5170

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Andrew Bor

Nick Ferrer

Perkins Coie LLP

1201 Third Avenue, Suite 4900

Seattle, Washington 98101-3099

(206) 359-8000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of Onvia, Inc., a Delaware corporation (the “Company” or “Onvia”), by Project Diamond Intermediate Holdings Corp., a Delaware corporation (“Parent”), and Project Olympus Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), pursuant to the terms of the Agreement and Plan of Merger dated October 4, 2017, by and among Parent, Purchaser, and the Company (the “Merger Agreement”). Parent is the sole stockholder of Deltek, Inc., a Delaware corporation (“Deltek”), which has guaranteed all of Parent’s and Purchaser’s obligations under the Merger Agreement.

Exhibit No.	Description

99.1	Russell Mann email to Onvia employees dated October 5, 2017

99.2	Russell Mann email to Onvia customers dated October 5, 2017

99.3	Frequently Asked Questions

99.4	Press Release dated October 5, 2017

Important Information

The tender offer for the outstanding common stock of the Company referred to in this document has not yet commenced. This communication is not an offer to purchase or a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and the offer to purchase shares of the Company’s common stock will only be made pursuant to an offer to purchase and related materials that Deltek, Parent and Purchaser intend to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Deltek, Parent and Purchaser will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND THE PARTIES THERETO.

Investors may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov or by visiting Onvia’s Investor Relations website at ir.onvia.com or by contacting Onvia by phone at (800) 575-1736 or by e-mail at investorrelations@onvia.com.

Forward-Looking Statements

This communication contains forward-looking statements in addition to historical and other information. Onvia uses words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking forward,” “may,” “plan,” “potential,” “project,” “should,” “forecast,” “target,” “will” and “would,” or any variations of these words, or other words with similar meanings to or that otherwise, identify forward-looking statements. All statements that address activities, events, performance or developments that Onvia intends, expects or believes may occur in the future are forward-looking statements. Forward-looking statements may relate to such matters as the tender offer, the expected timing of its completion and the completion of the related transactions, the expected benefits of the tender offer and the related transactions, as well as Onvia’s industry, business strategy, goals, projections and expectations. The following are some of the factors and uncertainties that could cause actual future results, performance, condition and events to differ, including materially, from those expressed in any forward-looking statements: (1) uncertainties as to the timing of the proposed transactions relating to the tender offer; (2) the risk that the proposed transactions, including the tender offer and related merger, may not be completed in a timely manner or at all; (3) uncertainties as to the percentage of Onvia’s stockholders that will support the proposed transactions and tender their shares in the tender offer; (4) the possibility that competing offers or acquisition proposals for Onvia will be made; (5) the possibility that any or all of the various conditions to the consummation of the proposed transactions may not be satisfied or waived; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement (such as the occurrence of a material adverse effect), including in circumstances that would require Onvia to pay a termination fee or other expenses; (7) the effect of the announcement or pendency of the proposed transactions on Onvia’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, and its operating results and business generally; (8) risks related to diverting management’s attention from Onvia’s ongoing business operations; (9) the risk that stockholder litigation in connection with the proposed transactions may result in significant costs of defense, indemnification and liability; (10) effects of changes in the general business, political and economic climates; and (11) other factors as set forth from time to time in Onvia’s filings with the SEC, including its Form 10-K for the fiscal year ended December 31, 2016, subsequent Form 10-Q filings, and other SEC filings. These forward-looking statements reflect Onvia’s expectations as of the date of this communication. Factors or events that could affect the proposed transactions or cause actual events, results or performance to differ, including materially, may emerge from time to time, and it is not possible for Onvia to predict all of them. Accordingly, no assurances can be given as to, among other things, whether the proposed transactions will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Any forward-looking statements made by Onvia in this communication speak only as of the date hereof. Onvia undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.